14045713

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2014
Washington DC
404

SEC FILE NUMBER
8- 66572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2013 (MM/DD/YY) AND ENDING 12-31-2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capstone Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 Federal Street, 3rd Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ken George 603-380-5435
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, John M. Ferrara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capstone Capital Markets LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

SUPERVISORY PRINCIPAL

Title

Notary Public

Shannon K. Cullen
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 4, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

Capstone Capital Markets LLC

Financial Statements and Supplementary Information

Years Ended December 31, 2013 and 2012

Table of Contents

WOLF
& COMPANY, P.C.

Independent Auditors' Report

To the Member of Capstone Capital Markets LLC:

Report on the Financial Statements

We have audited the accompanying financial statements of Capstone Capital Markets LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statement of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capstone Capital Markets LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information presented on page 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

The financial statements of Capstone Capital Markets LLC, as of and for the year ended December 31, 2012, were audited by other auditors whose report dated January 31, 2013 expressed an unmodified opinion on those statements.

Wolf & Company, P.C.

Boston, Massachusetts
February 21, 2014

Capstone Capital Markets LLC

Statements of Financial Condition

December 31, 2013 and 2012

Assets

	2013	2012
Cash and cash equivalents	$ 717,212	$ 272,328
Investments, at fair value	15,436	-
Total assets	$ 732,648	$ 272,328

Liabilities and Member's Equity

	2013	2012
Accounts payable and accrued expenses	$ 188,082	$ 10,000
Total liabilities	188,082	10,000
Member's equity	544,566	262,328
Total liabilities and member's equity	$ 732,648	$ 272,328

See independent auditors' report and accompanying notes to financial statements.

Capstone Capital Markets LLC

Statements of Operations and Changes in Member's Equity

Years Ended December 31, 2013 and 2012

	2013	2012
Revenue:		
Success fees	$ 505,436	$ -
Advisory fees	-	30,000
Total revenue	505,436	30,000
Expenses:		
Compensation and related expenses	171,437	31,563
Office expenses	27,925	31,955
Professional fees	15,926	11,278
Corporate fees and taxes	6,770	5,235
Employee benefits	1,888	1,829
Total expenses	223,946	81,860
Income (loss) from operations	281,490	(51,860)
Interest income	748	1,293
Net income (loss)	282,238	(50,567)
Member's equity, beginning	262,328	312,895
Member's equity, ending	$ 544,566	$ 262,328

See independent auditors' report and accompanying notes to financial statements.

Capstone Capital Markets LLC

Statements of Cash Flows

Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net income (loss)	$ 282,238	$ (50,567)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Success fees received in the form of investment	(15,436)	-
Increase in accounts payable and accrued expenses	178,082	-
Net cash provided (used) by operating activities	444,884	(50,567)
Net decrease in cash and cash equivalents	444,884	(50,567)
Cash and cash equivalents, beginning	272,328	322,895
Cash and cash equivalents, ending	$ 717,212	$ 272,328
Supplemental disclosure of non-cash investing activities:		
Success fees received in the form of investment	$ 15,436	$ -

See independent auditors' report and accompanying notes to financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Reporting Entity

Capstone Capital Markets LLC (the "Company"), which is a wholly-owned subsidiary of Capstone Corporate Finance LLC (the "Parent"), was formed on April 8, 2004, as a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides private placement services for companies located throughout the United States.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of Rule 15c3-3.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All items of income and expense are accounted for on the accrual basis.

Revenue Recognition

The Company recognizes success fees associated with private placements at the time the placement is completed and the revenue is determinable, generally on the date the placement transaction closes. To the extent that any success fee is due as a result of the private placement but contingent on future events, no revenue is recognized until contingent success fees are received. Success fees received in the form of equity instruments and reported as investments in the statement of financial condition are recorded at the fair value of the instrument or the services, whichever is more reliably measurable. Subsequent changes in fair value are recorded as unrealized gains or losses in the statement of income. Nonrefundable retainer fees for advisory services are recognized as the services are performed over the term of the service contract. In addition, the Company records revenues derived from contractually reimbursable out-of-pocket expenses when such expenses have been incurred and invoiced.

Fair Value Hierarchy

The Company groups its assets and liabilities measured at fair value in three levels which are based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Hierarchy (concluded)

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Quoted prices are obtained from readily available pricing sources for market transactions at the measurement date.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level of the fair value hierarchy in which the fair value measurement falls is determined by the lowest level input that is significant to the fair value measurement.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which, at times, may exceed the federally insured limits. The Company has a cash management program, which provides for the investment of excess cash balances primarily in short-term money market accounts, which are valued using Level 1 inputs. The Company considers such highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The value, liquidity and related income of these investments are sensitive to changes in economic conditions and may be adversely affected by shifts in the market and changes in interest rates.

Income Taxes

No provision for federal or state income taxes is presented in these financial statements, because the Company is a limited liability company, which is taxed as a partnership and, accordingly, its taxable income is allocated to its member for federal and state income tax reporting purposes. However, in certain circumstances, the Company may be required to pay income taxes to a state or foreign country.

ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes (concluded)

The Company assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The Company's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statements of operations and changes in member's equity.

The Company has not recognized a liability for any uncertain tax benefits as of December 31, 2013 and 2012. The Company is open to examination by the applicable taxing authorities for the tax years ended after December 31, 2009.

Uses of Estimates

Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the Company may differ from those estimates.

2. RELATED PARTY TRANSACTIONS

Under the terms of an expense sharing arrangement, expenses of the Company are directly charged by the Parent to the Company for those expenses directly pertaining to the Company. Certain overhead expenses are allocated to the Company based on management's best estimates. Allocated overhead expenses for the years ended December 31, 2013 and 2012 included payroll and related expenses, occupancy, and office expenses amounting to $28,341 and $40,245, respectively.

3. INVESTMENTS

At December 31, 2013, investments of $15,436 consist of warrants to purchase common stock in a private company. The warrants were received in connection with a private placement in December 2013. The changes in fair value of this investment are reported in the statement of operations.

The Company's investment exposes it to various types of risk such as market, credit and general economic risks. Due to the uncertainty related to changes in the fair value of investments associated with such risks, it is at least reasonably possible that changes in risk factors in the near term could materially affect the amounts reported in the financial statements.

4. FAIR VALUE MEASUREMENTS

The following table categorizes within the fair value hierarchy (Note 1) the Company's financial assets measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 1	Level 1	Total
Assets				
Investments	$ -	$ -	$ 15,436	$ 15,436

Level 3 assets represent one holding. See Note 3. The warrants were valued by using the Black-Scholes option pricing model and discounted for the lack of marketability of underlying private-company shares.

The following table presents additional information about the valuation of Level 3 investments as of December 31, 2013.

Quantitative Information about Level 3 Fair Value Measurements

	Fair Value	Valuation Technique	Unobservable Inputs	Quantitative Unobservable Input
Warrants to purchase common stock	$ 15,436	Black-Scholes pricing model	Estimated term	5 years
			Volatility rate	39.68%
			Risk-free interest rate	1.50%
			Marketability	40%

Both observable and unobservable inputs may be used to determine the fair value of investments that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

FAIR VALUE MEASUREMENTS (concluded)

The following table presents additional information about Level 3 investments measured at fair value.

Balance as of December 31, 2012	$ -
Revenue received in the form of warrants to purchase common stock	15,436
Balance as of December 31, 2013	$ 15,436
Change in net unrealized gains/losses for investments held at December 31, 2013	$ -

There are no liabilities measured at fair value on a recurring basis, nor are there assets or liabilities measured at fair value on a non-recurring basis.

5. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital of not less than the greater of 6-2/3% of aggregate indebtedness ($12,539 as of December 31, 2013) or $5,000. As of December 31, 2013 and 2012, the Company's net capital amounted to $529,130 and $262,328, respectively.

Rule 15c3-l also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's aggregate indebtedness to net capital ratio amounted to 0.36 to 1 and 0.04 to 1 as of December 31, 2013 and 2012, respectively.

6. CONTINGENCIES

Indemnifications

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of December 31, 2012, no amounts have been accrued related to such indemnification provisions.

See independent auditors' report.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 21, 2014, which is the date these financial statements were able to be issued.

See independent auditors' report.

Capstone Capital Markets LLC

Schedule of Computation of Net Capital Under Rule 15c3-1 and Other Information
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

	2013
Aggregated indebtedness	$ 188,082
Member's equity	$ 544,566
Less non-allowable assets:	
Investments	(15,436)
Net capital	$ 529,130
Minimum net capital requirement to be maintained	12,539
Net capital in excess of requirements	$ 516,591
Ratio of aggregate indebtedness to net capital	0.36 to 1

Reconciliation of Audited Computation of Net Capital Under Rule 15c3-1 to the Unaudited FOCUS Report Part IIA

No material differences exist between the above computation of net capital and the audited filing of Part IIA of the FOCUS report as of December 31, 2013, as amended. Accordingly, no reconciliation of audited computation of net capital under Rule 15c3-1 to the unaudited FOCUS report Part IIA has been presented.

WOLF
& COMPANY, P.C.

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Member of Capstone Capital Markets LLC:

In planning and performing our audit of the financial statements of Capstone Capital Markets LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those

practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the use of the shareholder, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 21, 2014

Capstone Capital Markets

Member FINRA/SIPC

SEC
Mail Processing
Section
FEB 27 2014
Washington DC
404

February 25, 2014

Securities and Exchange Commission
Registrations Branch
100 F Street, NE
Mail Stop 8031
Washington, DC 20549

To Whom It May Concern:

Enclosed please find two copies of the December 31, 2013 audited Financial Statements for Capstone Capital Markets LLC (CRD# 132185). Also included is the Independent Accountants' Report.

Sincerely,

John M. Ferrara
President, Managing Partner

WOLF
& COMPANY, P.C.

SEC
Mail Processing
Section
FEB 27 2014
Washington DC
404

Independent Accountants' Report

To the Member and Management of
Capstone Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Capstone Capital Markets, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   No differences noted.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in the Form SIPC-7.

   No differences noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

   No findings noted.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   No differences noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 21, 2014